UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 29 April 2014

1st quarter 2014 financial information

The Group stabilised its restated EBITDA margin in the 1st quarter of 2014 and confirms its targets for 2014

•

Commercial momentum remained strong, led by new mobile contract offers in Europe and growth in Africa and the Middle East:

-

in France, the growth in mobile contracts1 remained very strong, with net sales of 86,000 contracts in the 1st quarter, whereas previous first quarters since 2010 recorded negative net sales. The Origami and Open premium offers represented more than 60% of gross consumer sales during the quarter. The acceleration of fibre-optic sales was confirmed with 47,000 new customers in the 1st quarter, giving a base of 365,000 customers at 31 March 2014 (+15% in three months)

-

in Spain, mobile contracts increased 6.4% year on year, led by the rapid growth in SIM-only offers, while growth accelerated in the fixed broadband customer base (+23.7%) with the success of the Canguro convergent offers

-

in Poland, mobile contracts confirmed the recovery started in the 4th quarter of 2013 with a return to positive portability, and the Orange Open convergent offers increased very sharply (5x year on year)

-

in Africa and the Middle East, the mobile customer base grew considerably (+11.4% year on year) with 91.3 million customers at 31 March 2014 (including 3.3 million net additions in the 1st quarter). Orange Money had 9.9 million customers at 31 March 2014

-

the Orange Group had a total of 239.4 million customers at 31 March 2014, a year-on-year increase of 4.2% (+9.6 million net additions)

•

Consolidated revenues were 9.804 billion euros, a 3.8% decrease on a comparable basis. Excluding the impact of regulatory measures, the decrease was 3.0%, an improvement of 0.8 percentage points compared to the 4th quarter 2013 figure, which primarily related to France and the Enterprise segment:

-

in France, the revenue decline slowed to 4.9% after falling 6.2% in the 4th quarter of 2013 (+1.3 percentage points). The improvement was related to both fixed and mobile services.

-

in Spain, growth (+3.2%) was slightly higher than in the 4th quarter of 2013 (+2.7%), led by mobile handset sales on instalment payment plans and by fixed services

-

in Poland, revenues from mobile services gradually improved to a 1.0% decline after falling 2.2% in the 4th quarter of 2013: the growth in the customer base offset the effect of price reductions

-

in the Rest of World segment, revenues were generally stable at -0.2%. Europe, which decreased 8.4% after declining 9.2% in the 4th quarter of 2013, continued to be impacted by price reductions in Belgium and Slovakia, while revenues in Romania grew 4.9%. Revenues in Africa and the Middle East continued to rise steadily, up 6.0% led by Mali, Guinea and Côte d’Ivoire

-

in the Enterprise segment, the revenue decline was limited to 2.3% in the 1st quarter of 2014, an improvement in relation to the 4th quarter of 2013 (-4.5%), in particular due to the IT and services integration products (cloud computing +19%, security solutions +36%)

•

Restated EBITDA was 3.017 billion euros. The restated EBITDA margin (30.8%) was stable compared to the 1st quarter of 2013 on a comparable basis. The cost reduction of 267 million euros offset 69% of the revenue decline (-387 million euros). Direct costs were reduced by 5.9% (152 million euros) and indirect costs were reduced by 2.6% (114 million euros2)

•

CAPEX was 1.161 billion euros, an investment rate of 11.8% of revenues (+0.6% percentage points compared to the 1st quarter of 2013 on a comparable basis) on continuing growth in fixed and mobile very high-speed broadband

1 Excluding machine-to-machine.

2 92 million euros excluding the impact of the disposal of Arkadin shares.

Commenting on the results for the 1st quarter of 2014, Stéphane Richard, Chairman and CEO of the Orange Group, said: “Orange’s first quarter 2014 performance was very satisfactory, aided in large part by the continued strong commercial momentum in our core countries. Orange benefits from the efficient segmentation of its offers as well as its investment in very high-speed broadband – fibre and 4G – which enable the Group to differentiate itself from the competition. Continued efforts to improve the Group’s cost structure allowed us to stabilise our profit margin from the first quarter and to confirm our full-year targets for 2014. I want to thank all the employees at Orange for these results which are very encouraging for the future.”

key figures

	1rst quarter	1rst quarter	1rst quarter	change comparable	change excluding	change historical	impact of change in	impact of change in
	2014	2013	2013	basis	regulatory	basis	exchange	consolidation
In millions of euros		comparable basis	historical basis		measures		rates	scope

Revenue	9,804	10,192	10,280	(3.8)%	(3.0)%	(4.6)%	(0.6)%	(0.2)%
Of which :
France	4,810	5,065	5,068	(5.0)%	(4.9)%	(5.1)%	-	(0.1)%
Spain	977	989	989	(1.2)%	3.2%	(1.2)%	-	-
Poland	716	777	786	(7.9)%	(5.1)%	(8.9)%	(0.7)%	(0.5)%
Rest of World	1,865	1,887	1,934	(1.2)%	(0.2)%	(3.6)%	(2.4)%	-
Enterprise	1,565	1,602	1,635	(2.3)%	(2.3)%	(4.2)%	(0.9)%	(1.1)%
International Carriers and Shared Services	407	426	407	(4.3)%	(4.3)%	0.1%	(0.0)%	4.7%
Eliminations	(536)	(555)	(539)	-	-	-	-	-
Restated EBITDA*	3,017	3,138	3,124	(3.8)%	(3.3)%	(3.4)%	(0.3)%	0.7%
As % of revenues	30.8%	30.8%	30.4%	(0.0)pt	(0.1)pt	0.4pt
CAPEX (excluding licences)	1,161	1,143	1,150	1.6%		1.0%	(0.5)%	(0.1)%
As % of revenues	11.8%	11.2%	11.2%	0.6pt		0.7pt
* EBITDA restatements are described in appendix 2.

*

*       *

The Board of Directors of Orange SA met on 28 April 2014 and examined the Group's results at 31 March 2014.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

comments on key Group figures

revenues

The Orange Group’s revenues were 9.804 billion euros in the 1st quarter of 2014, a decrease of 3.8% on a comparable basis (-387 million euros). Excluding the impact of regulatory measures (-89 million euros), the Group’s revenues declined 3.0%, an improvement of 0.8 percentage points compared to the trend in the 4th quarter of 2013 (-3.8%).

Revenue trends by region, excluding the impact of regulatory measures, were as follows:

•

in France, the mobile services performance gradually improved to -9.1% in the 1st quarter of 2014 after declining 11.0% in the 4th quarter of 2013, a gain of 1.9 percentage points between the two quarters. Fixed broadband revenues were stable at +0.6%: the growth of the customer base offset the impact of the growing share of Open convergent offers;

•

in Spain, revenues increased 3.2% after rising 2.7% in the 4th quarter of 2013. The very strong growth in mobile equipment sales linked to offers with payments by instalment and the steady increase in fixed services were mostly offset by the decrease in mobile services due to price reductions and the development of SIM-only offers;

•

in Poland, the decline in mobile services was limited to 1.0% after falling 2.2% in the 4th quarter of 2013. The increase in contracts (+6.6% year on year), led in particular by the Orange Open convergent offers and the online “nju.mobile” offers, mostly offset the impact of price reductions

•

Rest of World segment: Africa and the Middle East increased 6.0%, with very strong growth in Mali and Guinea and sustained growth in Côte d’Ivoire. Europe declined 8.4% as it continued to be impacted by price reductions in Belgium and Slovakia, while revenues grew 4.9% in Romania;

•

Enterprise segment: the decline in revenues was limited to 2.3%, an improvement of 2.2 percentage points compared to the 4th quarter 2013 (-4.5%). This was particularly due to IP-VPN offers, which had been impacted by significant price reductions in 2013, and to IT and integration services products, led by cloud computing, security solutions and image services.

On an historical basis, revenues declined 4.6% in the 1st quarter of 2014 compared to the 1st quarter of 2013, which included the impact of foreign exchange variations (-0.6 percentage points), in particular with the decline of the Egyptian pound, the Dominican peso, the US dollar, the Polish zloty and the Jordanian dinar, as well as the impact of changes in the scope of consolidation (-0.2 percentage points), principally due to the disposals of Etrali on 3 June 2013 and of Wirtualna Polska on 13 February 2014.

customer base growth

The Group had 239.4 million customers at 31 March 2014, an increase of 4.2% year on year, with 9.6 million net additions. There were 181.7 million mobile services customers, an increase of 5.8% year on year (+9.9 million net additions):

•

Africa and the Middle East had a total of 91.3 million mobile services customers, an increase of 11.4% year on year (+9.4 million net additions). Orange Money had 9.9 million customers at 31 March 2014 versus 6.7 million customers one year earlier;

•

in France, there were 19.1 million mobile contract customers, excluding machine-to-machine, an increase of 4.3% year on year, led by the Sosh, Open and Origami segmented offers. Altogether, contracts represented 78% of the mobile customer base at 31 March 2014;

•

in the other regions, mobile contracts (34.9 million customers) also increased strongly (+5.5% year on year) and represented 55% of their mobile customer base at 31 March 2014. The increase in contracts was mainly in Spain, Poland, the United Kingdom and Romania.

Fixed broadband had a total of 15.6 million customers at 31 March 2014, an increase of 4.1% year on year, with 608,000 net additions, including 341,000 in Spain, 205,000 in France and 30,000 in Slovakia. Fixed broadband subscribers included 430,000 fibre-optic subscribers at 31 March 2014, with 365,000 in France, 60,000 in Slovakia and nearly 3,000 in Moldova.

restated EBITDA

Restated EBITDA was 3.017 billion euros in the 1st quarter of 2014, compared to 3.138 billion euros in the 1st quarter of 2013, a reduction of 3.8% on a comparable basis. Excluding the impact of regulatory measures (-19 million euros), the decrease was 3.3%. The ratio of restated EBITDA to revenues was 30.8% in the 1st quarter of 2014, the same level as in the 1st quarter of 2013 on a comparable basis. Cost savings in the 1st quarter of 2014 offset 69% of the decrease in revenues.

The reduction in direct costs of 152 million euros was related to equipment purchases for customers, the reduction of commissions paid with the gradual withdrawal from indirect distribution channels in France and Belgium, and the reduction in service fees and inter-operator costs related to the impact of regulatory measures.

Indirect costs were reduced by 114 million euros3 including 76 million euros related to labour expenses and 38 million euros to other indirect costs. This favourable trend confirms the goal of delivering a reduction in indirect costs of at least 250 million euros for the full year 2014.

The trends for ratios of operating expenses to revenues, on a comparable basis, were as follows:

•

commercial costs and content purchases decreased 8.2%. The ratio of commercial costs and content purchases to revenues was 15.7%, an improvement of 0.8 percentage points compared to the 1st quarter of 2013;

•

service fees and inter-operator costs decreased 5.5%, favourably impacted by the reduction of call termination rates (+70 million euros). The ratio of service fees and inter-operator costs to revenues (11.9%) improved by 0.2 percentage points;

•

labour expenses (restated) decreased 3.4%. The average number of employees declined 4.0% to 155,074 full-time equivalents in the 1st quarter of 2014 compared to 161,564 in the 1st quarter of 2013 on a comparable basis. The ratio of labour expenses (restated) to revenues was 22.4%, an increase limited to 0.1 percentage points in relation to the 1st quarter of 2013;

•

all other expenses (restated) increased 0.8% due to the increase in operating taxes (Belgium and Côte d’Ivoire) and network and IT costs (4G network development and increased maintenance costs related to bad weather in Europe at the beginning of the year). These changes were partly offset by a reduction in overheads. The ratio of other expenses (restated) to revenues was 19.2% (+0.9 percentage points in relation to the 1st quarter of 2013).

CAPEX

CAPEX was 1.161 billion euros in the 1st quarter of 2014, with a CAPEX-to-revenues ratio of 11.8%, an increase of 0.6% percentage points in relation to the 1st quarter of 2013 on a comparable basis. Investments in the networks represented 58% of the Group’s CAPEX in the 1st quarter of 2014. Investments in fixed and mobile very high-speed broadband increased sharply compared to the 1st quarter of 2013 (+66%) and represented 29% of network CAPEX:

•

in France, the rapid deployment of 4G continued with more than 5,400 sites covering 58% of the population deployed at 31 March 2014 , while the number of households with fibre-optic connectivity rose 47% year on year to 2.7 million;

•

in Spain, more than 2,400 4G sites covering around 50% of the population were deployed at 31 March 2014;

•

in Poland, 8,700 sites were shared with T-Mobile at 31 March 2014. 4G coverage nearly doubled in the 1st quarter to 29% of the population at 31 March 2014 (with 2,000 4G sites) compared to 16% at 31 December 2013;

•

in the Rest of World segment, the growth in CAPEX reflects the ramp-up of 4G programmes. In Europe, 4G has been marketed since 31 March 2014 in Belgium, where 50% of the population is covered with speeds well in excess of those of the competition. 4G development also continues in Romania, Luxembourg and Moldova. At the same time, heavy investment in mobile services continued in Africa and the Middle East.

changes to portfolio of operations

The Group continued to pursue its policy of optimising its asset portfolio. In accordance with the agreement signed in October 2013, Orange Polska finalised the disposal of 100% of its subsidiary Wirtualna Polska in Poland on 13 February 2014. In addition, in accordance with the agreement signed on 26 November 2013 and following the receipt of the necessary authorisations, the Group finalised the disposal of 100% of Orange Dominicana on 9 April 2014.

outlook for 2014

In view of the 1st quarter 2014 results, the Group confirms its target of 12.0 billion to 12.5 billion euros in restated EBITDA4 for the full year 2014.

The Group also confirms its objective of returning to a restated ratio of net debt to EBITDA closer to 2x at the end of 2014 and a restated ratio of about 2x in the medium term in order to preserve Orange's financial strength and investment capacity.

Within this framework, the Group pursues a policy of selective acquisitions by concentrating on markets in which it is already present.

The Group confirms the payment of a dividend for 2014 of 0.60 euros per share5. An interim dividend for 2014 of 0.20 euros per share will be paid in December.

In addition, the payment of the balance of the dividend for 2013 of 0.50 euros per share will be paid in cash on 5 June. The ex-dividend date is 2 June 2014 and the registration date is 4 June 2014.

3 92 million euros excluding the impact of the disposal of Arkadin shares.

4 Following the disposal of Orange Dominicana as from the second quarter of 2014.

5 Subject to the approval of the Annual General Meeting of shareholders.

review by operating segment

France

Revenues in France (4.810 billion euros in the 1st quarter of 2014) declined 5.0%. Excluding the impact of regulatory measures (-6 million euros), the decline was 4.9%.

Mobile services (1.948 billion euros) decreased 9.7%. Excluding the impact of regulatory measures (-13 million euros), they decreased 9.1%, due to the updated Sosh, Open and Origami segmented offers (price reductions and development of SIM-only offers). Total mobile ARPU (contract and pre-paid) decreased 10.4% at 31 March 2014.

There were 19.111 million contract customers6 at 31 March 2014, an increase of 4.3% year on year. The strong commercial momentum in the 2nd half of 2013 continued in the 1st quarter of 2014 with 86,000 net contract sales, whereas negative net sales had been recorded in the first quarters of the years since 2010. This reflects the success of the Origami and Open premium offers, which represented 58% of the consumer customer base at 31 March 2014 versus 52% at 31 March 2013. Take-up of the Sosh online offers continued to climb sharply, with 2.065 million customers at 31 March 2014 versus 1.088 million one year earlier (+211,000 in the 1st quarter of 2014).

There were 1.35 million very high-speed mobile broadband (4G) customers at 31 March 2014 versus 1.0 million at 31 December 2013.

Fixed services (2.620 billion euros) declined 1.6% in the 1st quarter of 2014. Excluding the impact of regulatory measures, the decline was limited to 1.8%: the downward trend in traditional telephone services (-11.7%) was partly offset by the increase in services to carriers (+3.6%) and, to a lesser extent, by the increase in fixed broadband revenues (+0.6%). The fixed broadband customer base grew 2.1% year on year to 10.139 million subscribers at 31 March 2014. This included fibre-optic subscriptions which continued to increase (+47,000 net sales in the 1st quarter), reaching 365,000 subscribers at 31 March 2014 versus 206,000 one year earlier. The Open convergent offers represented 36% of the fixed broadband customer base at 31 March 2014 versus 27% at 31 March 2013.

Spain

Revenues in Spain (977 million euros in the 1st quarter of 2014) declined 1.2%. Excluding the impact of regulatory measures (-42 million euros), they increased 3.2% in relation to the 1st quarter of 2013.

Mobile services (621 million euros) declined 16.2%. Excluding the impact of regulatory measures (-42 million euros), the decrease was 11.1%, reflecting the continuing rapid development of SIM-only offers and the highly-attractive Canguro convergent offers marketed in the 2nd quarter of 2013. Contract customer numbers increased 6.4% year on year, with 95,000 net contract sales in the 1st quarter, to 9.040 million at 31 March 2014; they represented 73.1% of the total customer base at that date (+3.4 percentage points in one year). The total mobile customer base (contract and pre-paid) was 12.366 million customers at 31 March 2014, an increase of 1.5% year on year.

The number of very high-speed mobile broadband (4G) customers nearly doubled in three months to 1.0 million at 31 March 2014, versus 530,000 at 31 December 2013.

Mobile equipment sales (125 million euros) more than tripled compared to the 1st quarter of 2013 (+251%), led by sales of mobile handsets on instalment payment plans. These were launched commercially in the 2nd quarter of 2013 along with SIM-only mobile services offers.

Fixed services (229 million euros) increased 9.9% with strong growth in carrier services (+12.7%) and fixed broadband services (+11.1%). The number of fixed broadband subscribers increased 23.7% year on year (1.776 million customers at 31 March 2014, including 84,000 net sales in the 1st quarter), whereas ARPU declined 6.5% partly due to the growth in convergent offers. At 31 March 2014, convergent offers represented 72% of the number of broadband subscribers versus 45% one year earlier.

6 Excluding machine-to-machine contracts.

Poland

Revenues in Poland (716 million euros in the 1st quarter of 2014) declined 7.9% on a comparable basis. Excluding the impact of regulatory measures (-23 million euros), the decline was 5.1%.

Mobile services (344 million euros) decreased 6.2% on a comparable basis, largely due to the impact of regulatory measures. Excluding the impact of regulatory measures (-19 million euros), the decline in mobile services was limited to 1.0% after falling 2.2% in the 4th quarter of 2013. The impact of price reductions was offset almost entirely by strong commercial momentum, with 139,000 net contract sales in the 1st quarter after 169,000 sales in the 4th quarter of 2013. In particular, the online “nju.mobile” offer, launched a year ago, had 479,000 customers at 31 March 2014, and the Orange Open convergent offers had 352,000 customers. The total mobile customer base (contract and pre-paid) was 15.395 million customers at 31 March 2014, an increase of 3.4% year on year.

Fixed services (340 million euros) declined 8.6% on a comparable basis (-7.7% excluding the impact of regulatory measures). Fixed telephony continued to decline (-14.3%), while fixed broadband revenues remained stable (-0.3%). The number of fixed broadband accesses decreased 2.1% year on year, with 2.285 million customers at 31 March 2014. The Orange Open convergent offers represented 14% of the fixed broadband customer base at 31 March 2014 versus 3% one year earlier.

Rest of World

Revenues in the Rest of World segment (1.865 billion euros in the 1st quarter of 2014) declined 1.2% on a comparable basis. Excluding the impact of regulatory measures (-18 million euros), revenues were stable at -0.2%.

In Africa and the Middle East, revenue growth (+6.0% excluding the impact of regulatory measures) was generated by the sustained growth in the mobile customer base (91.3 million customers at 31 March 2014), with 9.4 million net additions year on year (+11.4%). Mali, Guinea, Côte d’Ivoire and Egypt were the principal contributors. Orange Money had 9.9 million customers at 31 March 2014 versus 6.7 million customers one year earlier.

In Europe, revenues declined 10.0% on a comparable basis. Excluding the impact of regulatory measures (-15 million euros), the decrease was 8.4%: the downturn was significant in Belgium (-18.7%), even if the trend in mobile services improved compared to the 4th quarter of 2013; revenues declined 5.1% in Slovakia but continued to increase in Romania (+4.9%) with growth in mobile data services. The mobile services customer base in Europe (19.8 million customers at 31 March 2014) grew 0.7% year on year, led by a 3.8% increase in contract customer numbers (386,000 net additions).

In the Dominican Republic, the 6.4% increase in revenues on a comparable basis reflected the growth in the mobile customer base, which had 3.5 million customers at 31 March 2014 (+5.8% year on year).

Enterprise

Revenues in the Enterprise segment7 were 1.565 billion euros in the 1st quarter of 2014, a 2.3% decrease on a comparable basis, following an improvement that had started in the 4th quarter of 2013. IP-VPN revenues stabilised during the quarter after the impact of major price reductions in 2013, and IT and integration services posted strong growth, linked in particular to cloud computing, security solutions and image services.

Voice services (417 million euros) declined 7.1% in the 1st quarter of 2014. The downward trend in traditional fixed telephony (-8.8%) and the decrease in customer relations services (-12.6%) were partly offset by the growth in Voice over IP (+5.9%).

Data services (727 million euros) declined 3.1%. The decrease in IP-VPN was limited to 0.4% after a year impacted by significant price reductions in 2013, while legacy data services continued their downward trend at -19.3%. Broadcasting declined 1.2% compared to the 1st quarter of 2013.

IT and integration services (421 million euros) improved significantly: revenues grew 4.6% after declining 3.6% in 2013, led by growth in cloud computing (+19%), security solutions (+36%) and image services (+20%), and by active management of the portfolio of subsidiaries. Unified communications and collaboration services also improved (+1.5% excluding equipment sales) on the positive development in integration services.

7 Revenues in the Enterprise segment are now presented according to three product lines (voice, data, IT and integration services), as described in appendix 1.

publication of the annual financial report

Orange filed its 2013 Registration Document with the Autorité des Marchés Financiers (AMF) on 29 April 2014. This document includes:

•

the annual financial report;

•

the report from the Board of Directors to the Shareholders’ Meeting of 27 May 2014;

•

the report of the Chairman of the Board of Directors on governance and internal control; and

•

information on the fees paid to the statutory auditors.

The Registration Document is available free of charge to the public. It will be available from April 30th on the corporate website www.orange.com.

schedule of forthcoming events

•

29 July 2014: 1st half 2014 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylene.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Constance Gest

constance.gest@orange.com

Cionaith Cullen

cionaith.cullen@orange.com

Luca Gaballo

luca.gaballo@orange.com

Didier Kohn

didier.kohn@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.ee.co.uk

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements about us. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: intense competition in the telecommunications industry, our ability to find growth opportunities in new markets and activities, deterioration of the general economic and business conditions in the markets served by us, or the failure of such conditions to improve, overall trends in the economy in general and in our markets, the effectiveness of the Conquests 2015 industrial project, including, but not limited to, the success of the action plans regarding human resources and information technologies, network development, customer satisfaction and international expansion, as well as the effectiveness of other strategic, operating and financial initiatives, our ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments and new customer expectations, legal and regulatory developments and constraints, and the outcome of legal proceedings related to regulation and competition, the success of our domestic and international investments, joint ventures and strategic relationships, risks related to information and communication technology systems generally, exchange rate fluctuations and interest rate fluctuations, our ability to access the capital markets and the conditions of capital markets in general. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 29, 2014 and in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission on April 30, 2014. Except to the extent required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update forward-looking statements.

appendix 1: revenues by operating segment

	1rstquarter	1rstquarter	1rstquarter	change	change
	2014	2013	2013	comparable	historical
		comparable basis	historical basis	basis	basis
In millions of euros				(in %)	(in %)
France	4,810	5,065	5,068	(5.0)%	(5.1)%
Mobile services	1,948	2,157	2,157	(9.7)%	(9.7)%
Mobile equipment sales	119	119	119	0.3%	0.3%
Fixed services	2,620	2,662	2,662	(1.6)%	(1.6)%
Retail fixed services	1,677	1,759	1,759	(4.7)%	(4.7)%
Wholesale fixed services	943	903	903	4.5%	4.5%
Other revenues	123	128	131	(3.7)%	(5.8)%
Spain	977	989	989	(1.2)%	(1.2)%
Mobile services	621	741	741	(16.2)%	(16.2)%
Mobile equipment sales	125	36	36	251.3%	251.3%
Fixed services	229	209	209	9.9%	9.9%
Other revenues	2	4	4	(46.9)%	(46.9)%
Poland	716	777	786	(7.9)%	(8.9)%
Mobile services	344	366	369	(6.2)%	(6.9)%
Mobile equipment sales	10	8	8	31.2%	30.3%
Fixed services	340	371	374	(8.6)%	(9.2)%
Other revenues	22	31	35	(28.7)%	(36.7)%
Rest of World	1,865	1,887	1,934	(1.2)%	(3.6)%
Enterprise	1,565	1,602	1,635	(2.3)%	(4.2)%
Voice	417	448	451	(7.1)%	(7.6)%
Data	727	751	758	(3.1)%	(4.0)%
IT and integration services	421	403	426	4.6%	(1.0)%
International Carriers and Shared Services	407	426	407	(4.3)%	0.1%
International Carriers	344	355	336	(3.1)%	2.3%
Shared Services	64	71	71	(10.4)%	(10.3)%
Inter-segment eliminations	(536)	(555)	(539)	-	-
Group total	9,804	10,192	10,280	(3.8)%	(4.6)%

New presentation of revenues in the Enterprise segment as from the 1st quarter of 2014:

The Voice product line includes offers for legacy telephony, Voice over IP, audio-conferencing and the incoming telephone calls of customer relations services.

The Data product line includes legacy data services such as standard leased lines, more recent solutions such as IP-VPN, broadband and high-speed broadband, satellite access, Wi-Fi and fibre optics. It also includes broadcasting and Business Everywhere mobility offers.

The IT and integration services product line includes collaborative services (consulting, integration, messaging, project management), application services (customer relationship management and infrastructure applications), hosting, cloud computing services, security services, video-conferencing and machine-to-machine. It also includes equipment sales associated with the supply of these services.

appendix 2: analysis of restated consolidated EBITDA

	1rstquarter	1rstquarter	change
	2014	2013	comparable
		comparable basis	basis
In millions of euros			(in %)
Revenue	9,804	10,192	(3.8)%
External purchases	(4,209)	(4,402)	(4.4)%
as % of revenues	42.9%	43.2%	(0.3)pt
of which:
Interconnection costs	(1,165)	(1,233)	(5.5)%
as % of revenues	11.9%	12.1%	(0.2)pt
Other network and IT expenses	(709)	(701)	1.2%
as % of revenues	7.2%	6.9%	0.4pt
Property & general expenses, other external charges and capitalised production costs	(796)	(793)	0.4%
as % of revenues	8.1%	7.8%	0.3pt
Commercial expenses and content costs	(1,538)	(1,675)	(8.2)%
as % of revenues	15.7%	16.4%	(0.8)pt
Labour expenses*	(2,197)	(2,274)	(3.4)%
as % of revenues	22.4%	22.3%	0.1pt
Other operating income and expenses*	(398)	(369)	-
Gains (losses) on disposals of assets*	30	(3)	-
Restructuring costs	(12)	(6)	-
Restated EBITDA*	3,017	3,138	(3.8)%
as % of revenues	30.8%	30.8%	(0.0)pt
* The following exceptional events affecting EBITDA are not included in restated EBITDA:

In the 1st quarter of 2014:

•

an expense of 333 million euros related to the latest developments, after 6 March 2014, in contentious and pre-contentious relations in France and at the Group level. These developments relate in particular to certain disputes described in the 2013 financial statements, which have ended;

•

an expense of 36 million euros related to the Part Time for Seniors plans in France and other items related to labour expenses;

•

a 68 million euro asset disposal gain from the disposal of Wirtualna Polska in Poland.

In the 1st quarter of 2013:

•

an expense of 39 million euros related to the Part Time for Seniors plans in France and other items related to labour expenses;

•

a restructuring expense of 4 million euros.

appendix 3: key performance indicators

	31 March 2014	31 March 2013
Orange Group
Total number of customers* (millions)	239.413	229.852
Mobile service customers* (millions)	181.722	171.800
- of which contract customers (millions)	62.638	57.758
Fixed broadband service customers (millions)	15.602	14.994
- of which IPTV and satellite TV customers (millions)	6.644	6.043
France
Mobile services
Number of customers* (millions)	26.950	26.829
- of which contract customers (millions)	21.064	19.789
Total ARPU (euros)	289	323
Fixed services
Number of fixed consumer lines (millions)	16.918	17.387
Number of broadband customers (millions)	10.139	9.934
Broadband market share at end of period (%)	40.4 **	41.0
Broadband ARPU (euros)	33.6	34.5
Number of wholesale lines (millions)	13.380	12.880
Spain
Mobile services
Number of customers* (millions)	12.366	12.179
- of which contract customers (millions)	9.040	8.493
Total ARPU (euros)	213	255
Fixed services
Number of broadband customers (millions)	1.776	1.436
Broadband ARPU (euros)	30.9	33.1
Poland
Mobile services
Number of customers* (millions)	15.395	14.886
- of which contract customers (millions)	7.360	6.906
Total ARPU (PLN)	405	458
Fixed services
Number of fixed telephone lines (millions)	5.610	6.210
Number of broadband customers (millions)	2.285	2.333
Broadband ARPU (PLN)	60.5	57.5
* Excluding customers of MVNOs ** Company estimate.

	31 March 2014	31 March 2013
Rest of World
Mobile services
Total number of customers* (millions)	114.723	105.034
- of which contract customers (millions)	17.938	15.690
Mobile customers by region (millions)
- Europe	19.844	19.699
- Africa and Middle East	91.338	81.980
- Other operations	3.540	3.356
Fixed services
Total number of telephone lines (thousands)	1,983	2,040
Number of broadband customers (thousands)	1,028	943
Enterprise
France
Number of legacy telephone lines (thousands)	3,309	3,586
Number of permanent accesses to IP networks (thousands)	358	356
- of which IP-VPN (thousands)	291	289
Number of XoIP connections (thousands)	74	69
World
Total number of IP-VPN accesses worldwide (thousands)	341	338
EE (United Kingdom) **
Mobile services
Number of customers* (millions)	24.576	25.742
- of which contract customers (millions)	14.473	13.759
Total ARPU (£/month, based on quarterly revenues)	18.7	18.3
Fixed services
Number of broadband customers (thousands)	745	694
* Excluding customers of MVNOs
** The EE customer bases are 50% consolidated in the Orange Group customer bases.

appendix 4: glossary

Key figures

comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, international roaming and incoming calls from MVNOs over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as annual revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

mobile number portability: allows mobile customers to keep their mobile numbers when they change operators. The donor operator deactivates the mobile number in its information system; the recipient operator activates the same mobile number in its own information system.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks8 and carrier services (national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

8 With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: April 29, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations